EXHIBIT 99.1

Equinor ASA: Information relating to the cash dividend for first quarter 2022

Key information relating to the cash dividend and extraordinary cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for first quarter 2022.

Cash dividend amount: 0.20

Extraordinary cash dividend: 0.20

Declared currency: USD

Last day including rights: 10 August 2022

Ex-date : 11 August 2022

Record date: 12 August 2022

Payment date: 26 August 2022

Other information: Cash dividend and extraordinary dividend per share in NOK will be communicated 18 August 2022.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act